SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 July 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                                                    Protherics PLC

                                         AGM and Interim Management Statement

London,  UK;  Brentwood,  TN, US; 26 July 2007 - Protherics PLC  ("Protherics"  or the "Company"),  the  international biopharmaceutical  company  focused on critical care and cancer,  provides its Interim  Management  Statement ahead of the Company's AGM at midday today.

Protherics  reported  strong  financial  results for its financial year ended 31 March 2007,  with losses for the year reduced from the prior year and a solid  financial  position.  Trading for the first quarter of the current  financial year was in-line with  expectations.  Sales of CroFab™  and DigiFab™  by our US distributor,  Fougera,  have been strong and our  shipments of product to them over the  remainder of the year are  anticipated  to be ahead of the previous year, also in-line with  expectations.  We continue to increase our investment in R&D across our expanded pipeline as planned and G&A expenditure will also increase,  as previously  indicated,  reflecting the acquisition of MacroMed in January 2007.  We plan these  increased  expenditures  from a strong  financial  base:  unaudited  cash balances at 30 June 2007 were  £45m,  following the £10m  AstraZeneca  milestone  payment  received in April
2007 and ongoing expenditure is in-line with expectations.

We have also made excellent progress since our preliminary results with our development portfolio:

CytoFab™
Protherics has produced  CytoFab™  clinical trial material at commercial scale as planned, and AstraZeneca is now preparing to start its additional 480 patient Phase II programme in severe sepsis in the fourth quarter of the 2007.

Digoxin Immune Fab
The Phase IIb DEEP study to  investigate  the use of Digoxin  Immune Fab in severe  pre-eclampsia  remains on track to report in the first half of 2008.  Awareness of the study in the US has increased following recent press coverage.

Voraxaze™
Protherics  has  commenced  the  additional  manufacturing  work  requested  by the FDA to  support  a  Voraxaze™
marketing  application  in the US.  We have also  agreed the design of a small  study to address  the  interaction  of
Voraxaze™ with leucovorin, and are preparing the final protocol.

Named patient sales of  Voraxaze™  in the US have started  strongly and are currently ahead of our  expectations.
This follows FDA  approval at the end of May for the supply of  Voraxaze™  in the US under a Treatment  Protocol.
Protherics is permitted to charge the  commercial  price for  Voraxaze™  to recover some of the costs  associated with the  programme.  Protherics  intends to request a meeting  with the EMEA in the next few  months  regarding  the potential re-submission of a Marketing Authorisation Application for Voraxaze™ in the EU.

OncoGel™
Following  the  encouraging  OncoGel™  Phase IIa data in  oesophageal  cancer  reported  in June,  and  following discussions  with our Clinical  Advisory  Board,  we have decided to prioritise the  development of  OncoGel™  in combination with  pre-operative  chemoradiotherapy  to improve patient survival.  We have met with the EMEA and have a meeting  scheduled  with the FDA to agree on the protocol  for a Phase IIb study,  which is planned to start in the US and Europe later in the year.

In March,  we  initiated  a Phase I/II study of  OncoGel™  in primary  brain  cancer and we  continue  recruiting patients  into  the  first  dose  cohort.  We also  recently  presented  encouraging  preclinical  data for the use of
OncoGel™ in primary brain cancer at a major scientific conference.

Prolarix™
We recently reported that Cancer Research UK has determined the maximum tolerated dose (MTD) for  Prolarix™,  our prodrug based  selective  cancer  therapy for the  treatment of primary liver  cancer.  Two patients have already been recruited  into an  additional  cohort  of 6  patients  who will  receive  up to six  cycles of  Prolarix  at the MTD.
Protherics  expects Cancer Research UK to report the study in the first half of 2008.  Meanwhile,  we are planning to start a Phase II study in  primary  liver  cancer  in the  first  half of 2008 to  investigate  the  efficacy  of this promising cancer therapy in its lead indication.

Acadesine
We are now close to  completing  the  preclinical  testing of acadesine,  our  selective  therapy for the treatment of
B-cell Chronic Lymphocytic  Leukaemia (B-CLL),  which will allow us to commence a proof of concept Phase I/II study in
B-CLL patients in the coming months.

Angiotensin Therapeutic Vaccine and CoVaccine HT
We continue  preparing for the start of a proof of concept  Phase IIa study of our  Angiotensin  Therapeutic  Vaccine, which includes our new proprietary  adjuvant,  CoVaccine HT, in  hypertensive  patients in the first half of 2008.  We are receiving significant external interest in our adjuvant for use in third party vaccines.

Andrew Heath, Chief Executive of Protherics commented:

"Since the year  end, Protherics has  made good  progress with  its  portfolio and trading has been strong.  We are on track to commence  four Phase 2 clinical  studies in  the current  financial  year,  including  AstraZeneca's  Phase 2 programme for  CytoFab™.  With  these trials commencing and with the Phase 2b pre-eclampsia  study reporting,  we expect to see significant pipeline progress in the current financial year."

                                                       | Ends |

For further information please contact:

Protherics
Andrew Heath, CEO                                                                                                +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                                                                      +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                                                                           +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                                                  +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                                                          +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ:  PTIL) is a leading  biopharmaceutical  company focused on the development,  manufacture and marketing of specialised products for critical care and cancer.

Protherics  has developed and  manufactures  two biologics for critical care which are FDA approved and currently sold in the US:  CroFab™,  a pit viper antivenom and DigiFab™,  a digoxin antidote.  The Company's strategy is to use the revenues  generated  from its marketed and  out-licensed  products to help fund the  advancement of its broad, late stage pipeline.

Protherics has two major development  opportunities in its critical care portfolio.  CytoFab™  is being developed by  AstraZeneca,  for the treatment of severe sepsis,  after a major £195  million ($340 million)  licensing deal with  AstraZeneca in December  2005. An additional,  expanded phase 2 programme is planned to start in the second half of 2007. In addition,  Protherics is currently  undertaking a phase 2b study with Digoxin Immune Fab for the treatment of pre-eclampsia. This study is expected to report in the first half of 2008.

Protherics has a pipeline of four novel cancer  products in clinical  development,  and intends to undertake the sales and  marketing  of  these  products  in  the US and  or  the  EU.  Protherics  is  preparing  to  resubmit  a BLA  for
Voraxaze™,  an adjunct to high dose methotrexate therapy,  under a rolling submission in the US starting in early
2008.

Protherics has a strong cash position,  with unaudited cash balances at 30 June 2007 of £45m,  having completed a
£38  million  equity  fundraising  in January  2007 and  received  a  £10  million  milestone  payment  from
AstraZeneca in April 2007.

With  headquarters  in London,  the Company has  approximately  270 employees  across its operations in the UK, US and
Australia.

For further information visit: www.protherics.com

Disclaimer
This document  contains  forward-looking  statements  that involve risks and  uncertainties  including with respect to future  growth,  product  development  and clinical  studies,  product sales and  regulatory  approval of  Protherics'
products  for   marketing  and   distribution.   Although  we  believe  that  the   expectations   reflected  in  such
forward-looking  statements are reasonable at this time, we can give no assurance  that such  expectations  will prove to be correct.  Given these  uncertainties,  readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ  materially from those  anticipated in these  forward-looking  statements due to many  important  factors,  including  the market for the Company's  products,  the timing and receipt of regulatory approvals,  the progression and results of clinical studies and other factors  discussed in Protherics'  Annual Report on Form 20-F and other reports filed from time to time with the U.S.  Securities  and Exchange  Commission.  We do not
undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 26 July 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director